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April 6, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synalloy Corporation (“Synalloy” or the “Company”)
PRRN14A preliminary proxy statement filing made on Schedule 14A
Filed on April 2, 2020 by Privet Fund LP, et al. (the “Proxy Statement”)
File No. 001-05200

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 3, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Privet Fund LP and the other participants in its solicitation (collectively, the “Stockholder Group”) and provide the following responses on the Stockholder Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

As discussed with the Staff on the morning of April 6, 2020, this letter and the proposed revisions to the Proxy Statement are being submitted to the Staff via a CORRESP filing and email. In the event that the Staff has no further comments and clears the Stockholder Group to file its definitive proxy statement following the Staff’s review of the responses to the Staff Letter, the Stockholder Group confirms that, consistent with Rule 14a-6(h) of the Exchange Act, upon its filing, the Stockholder Group’s definitive proxy statement shall be marked to indicate clearly and precisely the changes effected therein.

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April 6, 2020

Amendment Number One to Preliminary Proxy Statement filed under cover of Schedule 14A

Proposal One – Election of Directors, pages 22-25

1.	We note that the Stockholder Group has nominated five Nominees, notwithstanding the fact that Synalloy’s Board of Directors is comprised of eight directors and the registrant’s preliminary proxy statement includes eight nominees. Please clarify the Stockholder Group’s reasons for nominating fewer than eight Nominees. See Item 7(b) of Schedule 14A and Instruction 4 to paragraph (a) of Item 401 of Regulation S-K.

The Stockholder Group acknowledges the Staff’s comment and respectfully advises the Staff that the Stockholder Group strongly believes that anything short of a majority change in the Board at the Annual Meeting will be insufficient to drive the level of change that it believes is necessary to improve value and performance at Synalloy. As such, the Stockholder Group nominated a sufficient number of candidates to constitute a majority of the Board, and left a minority of the number of seats available for candidates nominated by the Company in order to maintain a degree of continuity on the Board. The Stockholder Group has revised the Proxy Statement to include the following disclosure:

“We strongly believe that anything short of a majority change in the Board at the Annual Meeting will be insufficient to drive the level of change that we believe is necessary to improve value and performance at Synalloy. As such, we nominated a sufficient number of candidates to constitute a majority of the Board if all of our Nominees are elected, and left a minority of the number of seats available for candidates nominated by the Company in order to maintain a degree of continuity on the Board (should such candidates continue to be willing to serve as directors).”

Please see the first page of the accompanying PDF redline showing the proposed changes to page 22 of the Proxy Statement.

Quorum; Broker Non-Votes; Discretionary Voting, pages 28-29

2.	Refer to the following statement on page 28: “Shares represented by ‘broker non-votes’ also are counted as present and entitled to vote for purposes of determining a quorum.” We note, however, that the disclosure page 20 of the registrant’s preliminary proxy statement indicates that “[b]roker non-votes will not be counted as present for purposes of determining a quorum.” Please provide the legal basis for your determination that broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum, or revise to conform to the registrant’s description of the effect of broker non-votes for purposes of determining a quorum.

The Stockholder Group acknowledges the Staff’s comment and has revised the Proxy Statement to conform with the Company’s description of the effect of broker non-votes for purposes of determining a quorum.

April 6, 2020

Please see the second and third pages of the accompanying PDF redline showing the proposed changes to page 29 of the Proxy Statement.

* * * * *

The Stockholder Group does not currently intend to disseminate its definitive proxy statement prior to the Company’s furnishing of its definitive proxy statement; however, in the event the Stockholder Group does disseminate its definitive proxy statement prior to the Company’s furnishing of its definitive proxy statement, the Stockholder Group advises the Staff that it will provide any omitted information to security holders in the form of a proxy supplement.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	Valian Afshar, U.S. Securities and Exchange Commission Steve Wolosky, Olshan Frome Wolosky LLP